

June 10, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Pacer Funds Trust
        Issuer CIK: 0001616668
        Issuer File Number: 333-201530/811-23024
        Form Type: 8-A12B
        Filing Date: June 10, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Pacer Swan SOS Moderate (March), Pacer Swan SOS Moderate (June), Pacer Swan SOS Moderate (September) and Pacer Swan SOS Moderate (December) under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications